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                                                                     EXHIBIT 4.2
                                                                     -----------

                               FIRST AMENDMENT TO
                               ------------------
                        IVC INDUSTRIES, INC. SAVINGS PLAN
                        ---------------------------------

         IVC Industries, Inc., a corporation organized under the laws of the State of Delaware, having offices and its principal place of business at 500 Halls Mill Road, Freehold, New Jersey, hereby adopts this First Amendment to its Savings Plan, effective January 1, 1998:

         1. Section 2.01, concerning Eligibility, shall be amended by the addition of the following sentence:

         "All employees of Intergel shall be eligible for participation in this Plan notwithstanding any prior collective bargaining agreement, provided each Employee has met the Half Year of Service for Eligibility and age 21 requirements set forth above."

         2. Section 4.02 shall be amended by the addition of the following sentence:

         "The Initial Contribution shall include a contribution, for the 1998 Plan year, of 50 shares of Company Stock to the Regular Account of each Employee of Intergel previously covered by a collective bargaining agreement and employed on April 1, 1997 who shall be a Participant in this Plan by the close of the 1998 Plan Year. This Initial Contribution for said Intergel Participants shall be subject to the Participant's employment for one year after date of deposit of the shares of Company Stock, at which time the 50 shares shall be 100% vested."

         IN WITNESS WHEREOF, the Company has caused its duly authorized officer to affix his corporate name hereto.

                                             IVC INDUSTRIES, INC.

                                             By: /s/ IVC INDUSTRIES, INC.
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Dated: January 30, 1998